NEW AFRICA PEROLEUM, CORP

ONE GATEWAY CENTER, 26TH FL

NEWARK, NEW JERSEY 07102

PH. 973 277 4239

FX 862 772 3985

EMAIL: fogele@msn.com

September 14, 2020

Anuja A. Majmudar, Esq.

Attorney Advisor

Division of Corporate Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Washington, DC 20006

Re: New Africa Petroleum Corp.

Registration Statement on Form S-1 Filed July 13, 2020

File No. 333-239825

Dear Counsel, Majmudar:

This letter responds to the Staff letter of August 19, 2020. The Staff Comments are reproduced in verbatim hereunder in italics followed by the Registrant’s responses.

Staff Comment

Description of Business, page 29

1We note the revisions in  response to prior comments 3 and 4. We also note the disclosure that you have “assembled a team of significant employees with vast experience in the oil and gas sector to provide with competitive edge. [Y]our management team, including [y]our Acquisitions Manager’s extensive industry network provides [you] with access to top-tier industry partners, landowners and financial sponsors to help us identify and execute attractive opportunities not generally known by others”. Please revise to reconcile the disclosures related to your officers and sole director. Also provide the information regarding your significant employees as required by Item 401(c) of Regulation S-K.

Registrant’s Response

Registrant has revised the disclosure as follows:

“We currently do not have any competitive advantage; any such competitive strength we would have in future will depend on our ability to hire skilled oil and gas personnel to join our management team and to provide them with adequate incentives to motivate their contribution to our growth”

Please note that the amended Form S-1 removes Arne Greaves as President.

Very truly yours,

/s/

Franklin Ogele